UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

969490101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV Energy AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV (U), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 10 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on March 24, 2016, as amended by Amendment No. 1 filed by the Reporting Persons on April 5, 2016, Amendment No. 2 filed by the Reporting Persons on April 7, 2016, Amendment No. 3 filed by the Reporting Persons on May 16, 2016, Amendment No. 4 filed by the Reporting Persons on May 27, 2016, Amendment No. 5 filed by the Reporting Persons on June 6, 2016, Amendment No. 6 filed by the Reporting Persons on June 28, 2016, Amendment No. 7 filed by the Reporting Persons on July 25, 2016, Amendment No. 8 filed by the Reporting Persons on August 29, 2016 and Amendment No. 9 filed by the Reporting Persons on January 17, 2017 (as amended, the “Original Schedule 13D” and, together with this Amendment No. 10, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate number and percentage of securities. See items 11 and 13 of the cover pages to this Amendment No. 10 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) Power to vote and dispose. See items 7 through 10 of the cover pages to this Amendment No. 10 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days.  Pursuant to the Agreement and Plan of Merger, dated as of January 13, 2017, by and among the Issuer, Noble Energy, Inc. (“Noble Energy”) and two indirect wholly owned subsidiaries of Noble Energy (the “Merger Agreement”), at the effective time of the merger on April 24, 2017 each share of the Issuer’s Common Stock reported as beneficially owned on Amendment No. 9 to this Schedule 13D filed by the Reporting Persons on January 17, 2017 was converted into the Merger Consideration (as defined in the Merger Agreement).

(d) Certain rights of other persons. Other than as disclosed in the Original Schedule 13D, no other person has or had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Date ceased to be a 5% owner. As of April 24, 2017, none of the Reporting Persons or the Purchasers hold or beneficially own shares of Common Stock representing 5.0% or more of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2017

AF IV ENERGY AIV B1, L.P.

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

AF IV (U), L.P.

By:	ARES MANAGEMENT LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Warrant and Preferred Stock Purchase Agreement by and between the Issuer and AF IV Energy LLC, dated as of March 8, 2016 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on March 9, 2016).*

Exhibit 2	Form of Warrant to Purchase Common Stock dated as of March 15, 2016 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 3

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 15, 2016 (incorporated by reference to Exhibit 4.1 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 4

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 15, 2016 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 5	Form of Standstill Agreement dated as of March 15, 2016 (incorporated by reference to Exhibit 10.4 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 6	Common Stock Purchase Agreement dated as of July 22, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 25, 2016).*

Exhibit 7	Stockholder Agreement dated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on August 29, 2016).*

Exhibit 8	Support Agreement dated as of January 13, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on January 17, 2017).*

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2016, by and among the Reporting Persons.*

*      Previously filed.